

January 11, 2011

Edward L. Carey, Co-President and Director
Clarion Property Trust, Inc.
230 Park Avenue
New York, NY 10169

      Re: Clarion Property Trust, Inc.
             Amendment No. 5 to Registration Statement on Form S-11
             Filed December 23, 2010
             File No. 333-164777

Dear Mr. Carey:

      We have reviewed Amendment No. 5 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page

The advisor's inability to retain the services of key real professionals ..., page 29

1.   We note that you have removed disclosure in this risk factor regarding conflicts related to managing other Clarion Partner sponsored funds. Please revise to include this disclosure or advise.

Management, page 61

2.   We note your disclosure on page 26 regarding the reorganization of ING Groep, N.V. Please provide more detailed disclosure regarding this reorganization and disclose the potential ramifications on your sponsor, advisor, dealer manager, and you.

Edward L. Carey, Co-President and Director
Clarion Property Trust, Inc.
January 11, 2011
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Accounting Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rosemarie A. Thurston *(via facsimile)*
    Alston & Bird LLP